Form 3

OMB APPROVAL
OMB NUMBER     3235-0104
Expires:       September 30, 1998
Estimated Average burden
hours per response. . . 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

(Print or Type Responses)

1.   Name and Address of Reporting Person

     Chateau Communities, Inc., a Maryland corporation.

     (Last)   (First)   (Middle)

     6430 South Quebec Street
               (Street)
     Englewood, Colorado 80111
     (City)   (State)   (Zip)

2.   Date of Event Re-Requiring Statement
     (Month/Day/Year)

     May 11, 1998

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Windsor Real Estate Investment Trust 8 (No ticker or trading symbol)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

      ___ Director             X   10% Owner
      ___ Officer (give        ___ Other (specify
                  title below)            below)

6.   If Amendment, Date of Original
     (month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
      X   Form filed by One
               Reporting Person
          Form filed by More than
          One reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security
     Instr. 4)

     Common Shares of beneficial interest, par value $.01 per share ("Common Shares"); and
     Preferred Shares of beneficial interest, par value $.01 per share ("Preferred Shares").

2.   Amount of Securities Beneficially Owned
     (Instr. 4)

     19,339    Common Shares
         984   Preferred Shares

3.   Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

     (I)  19,339    Common Shares
     (I)      984   Preferred Shares

4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

     19,139 Common Shares are held of record by CP Limited Partnership, the operating partnership subsidiary of the Reporting Person, and 200 Common Shares are owned by The Windsor Corporation, a corporate subsidiary of the Reporting Person.

     984 Preferred Shares are owned of record by The Windsor Corporation, a corporate subsidiary of the Reporting Person.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
{*}If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                              (over)
                              SEC 1473 (9-96)

FORM 3 (continued)  Table II - Derivative Securities
               Beneficially Owned (e.g., puts, calls,
               warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 4)

     Not applicable.

2.   Date Exercisable and
     Expiration Date
     (Month/Day/
     Year)

     Not applicable.

     Date Exercisable Expiration Date

     Not applicable.

3.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)

     Title                    Amount or Number of Shares

     Not applicable.

4.   Conversion or Exercise
     Price of Derivative
     Security

     Not applicable.

5.   Ownership
     Form of Derivative
     Security: Direct
     (D) or Indirect (I)
     (Instr. 5)

     Not applicable.

6.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

     Not applicable.


  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                  9/23/98
                    {**}Signature of Reporting Person Date

                    CHATEAU COMMUNITIES, INC.

                    By:  /S/GARY P. MCDANIEL
                         Gary P. McDaniel
                         Chief Executive Officer

                                        Page 2
                                   SEC 1473 (9-96)